UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of	June	,	2015
Commission File Number	001-31930
ATLATSA RESOURCES CORPORATION
(Translation of registrant’s name into English)
15th Floor, 1040 West Georgia Street, Vancouver, British Columbia, Canada, V6E 4H8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document	Description

1.	Results of Atlatsa Annual General Meeting, dated June 26, 2015.

Document 1

Media release

RESULTS OF ATLATSA ANNUAL GENERAL MEETING

June 26, 2015, Johannesburg: Atlatsa Resources Corporation (“Atlatsa” or the “Company”) (TSX: JSE; NYSE MKT: ATL; JSE: ATL) refers shareholders to the notice of Annual General Meeting of shareholders filed on SEDAR and EDGAR on Friday, May 22, 2015.

Atlatsa is pleased to announce that all the resolutions as set out in the notice of Annual General Meeting held on Thursday, June 25, 2015, were approved by the requisite majority of shareholder votes, including the election of all directors with results as follows:

Name of Nominee	Votes FOR	%	Votes WITHHELD	%
Andile MABIZELA	474,278,320	99.88	570,860	0.12
Bongiwe NTULI	474,288,303	99.88	560,877	0.12
Colin Wayne CLARKE	474,299,303	99.88	549,877	0.12
Fikile Tebogo DE BUCK	474,299,336	99.88	549,844	0.12
Harold MOTAUNG	474,301,320	99.88	547,860	0.12
Joel Martin KESLER	474,300,336	99.88	548,844	0.12
Tumelo MOTSISI	474,296,317	99.88	552,863	0.12

It is with regret we announce that Mr Ralph Havenstein did not stand for re-election at the Annual General Meeting due to personal reasons. The Board thanks Mr Havenstein for his contribution to the Company during his term of service and wishes him well for his future endeavours.

Detailed voting results for the 2015 Annual General Meeting are available on SEDAR at www.sedar.com.

Queries:

On behalf of Atlatsa

Prudence Lebina
Head of Investor Relations
Office: +27 11 779 6800
Email: PrudenceL@atlatsa.com

For further information:
On behalf of Atlatsa Resources	Russell and Associates	One Capital Sponsor Services Proprietary Limited
Prudence Lebina, Head: Investor Relations	Charmane Russell	Kathy Saunders
Office: +27 11 779 6800	Office: +27 11 880 3924	Office: +27 11 550 5010
Email: prudencel@atlatsa.com	Mobile: +27 82 372 5816	Email: kathy@onecapital.co.za

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATLATSA RESOURCES CORPORATION
(Registrant)

Date:	June 29, 2015	By:	/s/ Boipelo Lekubo
			Name:	Boipelo Lekubo
			Title:	Chief Financial Officer